As of January 22, 2010

Trustees of

Federated Enhanced Treasury Income Fund

With reference to the Investment Advisory Agreement proposed to be entered into by Federated Investment Management Company (“FIMC”) with Federated Enhanced Treasury Income Fund (the “Fund”), we hereby notify you as follows:

For so long as the Investment Advisory Agreement for the Fund shall remain in effect, FIMC agrees to waive a portion of the Investment Advisory Fee payable to FIMC by the Fund so that total annual fund operating expenses do not exceed 1.05%, excluding acquired fund fees and expenses, if any. This fee waiver shall be in place for the first 5 full years of the Fund’s operations (until February 1, 2015). This fee waiver for the Fund may be terminated or modified only upon approval of the Fund’s board of trustees, including a majority of those trustees for are not “interested persons” of the Fund.

In addition, in connection with the organization and initial offering of the common shares of the Fund, FIMC hereby agrees to (i) reimburse all organizational costs of the Fund and (ii) pay all offering costs of such offering of the Fund (other than sales loads) that exceed $0.04 per share.

This instrument is executed under seal and shall be governed by the laws of the Commonwealth of Pennsylvania.

Very truly yours,

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:	/s/ G. Andrew Bonnewell
Name: G. Andrew Bonnewell
Title: Secretary, and not Individually

ACCEPTED AND AGREED TO ON BEHALF OF THE FUND:

By:	/s/ J. Christopher Donahue
Name: J. Christopher Donahue
Title: President, and not Individually